UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number: 1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation
Retirement Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2018, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018.  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2014.

June 10, 2019
Milwaukee, Wisconsin

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$43,573,233	$58,079,575

Contributions receivable	1,044,094	1,137,365

Net assets available for benefits	$44,617,327	$59,216,940

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

2018
ADDITIONS:

Sensient Technologies Corporation contributions	$1,044,094

DEDUCTIONS:
Net investment loss from Sensient Technologies Corporation Master Trust	(10,509,436)

Withdrawals and distributions	(5,134,271)
Total deductions	(15,643,707)

Net decrease	(14,599,613)
Net assets available for benefits:
Beginning of year	59,216,940

End of year	$44,617,327

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note A - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan. Seasonal employees of Sensient Natural Ingredients LLC (formerly known as Sensient Dehydrated Flavors LLC) become eligible in the Plan upon the completion of 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors.  Participant contributions are not permitted under the Plan. The Plan allows participants to elect an in-service withdrawal on or after attaining age 59 ½. Company contributions for Plan years on or after January 1, 2007, become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007, became vested after five years of credited service with the Company, or upon termination due to death or disability.  The Company contributed 1% of eligible participant compensation to the Plan for the year ended December 31, 2018, which totaled $1,044,094 and included non-cash contributions of Company stock of $1,022,638.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee), which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in the Company’s common stock, a common collective trust fund, and in mutual funds.  Participants have the option to receive dividends on the Company’s common stock in the form of cash.  Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds.  Participants are eligible to diversify immediately following the later of the date they become fully vested in their Company contribution account or upon reaching age 35.  Upon eligibility, participants may elect to have a portion of their account invested in a common collective trust fund or various mutual funds offered by the Plan.  Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account. Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures used to reduce the Company contributions for 2018 were $146,876.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note A - (Continued):

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive his or her benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan, or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000, but equal to or less than $5,000, may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account, which will be established by the Company for the participant. A participant whose vested account balance is equal to or less than $1,000 will automatically receive a lump-sum distribution equal to his or her vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary(ies).

Note B - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to ERISA. In the event of termination, participant accounts become fully vested.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting, which requires any interest or change in that interest in the Master Trust to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. ASU 2017-06 also requires that plans disclose the amount of their interest in each general type of investment within the Master Trust.  The Plan’s management will adopt this standard in the 2019 plan year and make the required retrospective adjustments to all periods presented in the statements. The adoption of the standard will not impact the net assets available for benefits or changes in net assets available for benefits for the Master Trust.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note C - Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan.  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of the Company’s common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2018 and 2017, is as follows:

	2018	2017

Sensient Technologies Corporation stock fund	$47,754,188	$66,145,120
Mutual funds	144,153,286	156,291,625
Common collective trust fund measured at NAV	12,407,496	11,229,601

Net assets in Master Trust	$204,314,970	$233,666,346

Plan’s investment in Master Trust as a percent of total	21.33%	24.86%

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note C - (Continued):

The net investment loss of the Master Trust for the year ended December 31, 2018, is as follows:

2018
Dividends on Sensient Technologies Corporation stock fund	$1,127,240
Interest and other dividends	6,359,825
Net depreciation of investments based on quoted market prices	(28,864,366)

Net investment loss of Master Trust	$(21,377,301)

Plan’s equity in net investment loss of the Master Trust	$(10,509,436)

During the year ended December 31, 2018, net depreciation of the investments held by the Master Trust (including gains and losses on investments bought, sold, or held during the year) is as follows:

2018

Sensient Technologies Corporation stock fund	$(14,741,995)
Mutual funds	(14,122,371)
Net depreciation in fair value of investments – Master Trust	$(28,864,366)

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note D - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation stock fund.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation stock fund, cannot be separately determined and are reported as non-participant directed investments.  Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2018	2017
Non-participant directed net assets:
Sensient Technologies Corporation stock fund	$35,885,262	$49,911,780
Contributions receivable from Sensient Technologies Corporation	1,022,638	1,112,670
Non-participant directed net assets	$36,907,900	$51,024,450

2018
Changes in non-participant directed net assets:
Contributions	$1,022,638
Dividends	843,361
Net depreciation	(11,192,381)
Withdrawals and distributions	(3,664,226)
Transfers to participant directed investments	(1,125,942)
$(14,116,550)

Note E - Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 2, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note F - Benefits Payable:

The Plan records benefits after payment is made to participant. As of December 31, 2018, the Plan had benefits payable to persons who elected to withdraw from participation in the Plan, but had not yet been paid, of $233,758. As of December 31,2017, the Plan had no benefits payable to participants.

Note G - Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 850,143 and 897,332 shares of Sensient Technologies Corporation common stock at December 31, 2018 and 2017, respectively.  During the years ended December 31, 2018 and 2017, purchases of shares by the Master Trust totaled $3,024,638 and $2,265,248 respectively.  During the years ended December 31, 2018 and 2017, sales of shares by the Master Trust totaled $6,460,828 and $12,382,412 respectively. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note H - Fair Value Measurements:

As of December 31, 2018 and 2017, the Plan’s only assets and liabilities subject to ASC 820, Fair Value Measurement, are Sensient Technologies Corporation stock fund, mutual fund investments, and a common collective trust fund held by the Master Trust. The fair value of Company common stock and mutual funds are based on December 31, 2018 market quotes (Level 1 inputs). The common collective trust fund is measured at fair value using net asset value per share as a practical expedient.

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note H - (Continued):

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2018 and 2017:

December 31, 2018	Level 1	Total
Sensient Technologies Corporation stock fund	$47,754,188	$47,754,188
Mutual Funds	144,153,286	144,153,286
Total assets in the fair value hierarchy	$191,907,474	$191,907,474
Common collective trust fund (A)	-	12,407,496
Total assets at fair value	$191,907,474	$204,314,970

December 31, 2017	Level 1	Total
Sensient Technologies Corporation stock fund	$66,145,120	$66,145,120
Mutual Funds	156,291,625	156,291,625
Total assets in the fair value hierarchy	$222,436,745	$222,436,745
Common collective trust fund (A)	-	11,229,601
Total assets at fair value	$222,436,745	$233,666,346

(A)
In accordance with ASC Subtopic 820-10, Fair Value Measurement – Overall, certain investments that were measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.  This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2018

Note I - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2018	2017

Net assets available for benefits per the financial statements	$44,617,327	$59,216,940
Benefits payable	(233,758)	-
Net assets available for benefits per the Form 5500	$44,383,569	$59,216,940

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2018:

Net deductions in net assets available for benefits per the financial statements	$(14,599,613)
Benefits payable	(233,758)
Net deductions in net assets available for benefits per the Form 5500	$(14,833,371)

Note J - Subsequent Events:

Management evaluated subsequent events for the Plan through June 10, 2019, the date the financial statements were available to be issued, and is not aware of any subsequent events that would require recognition or disclosure.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 10, 2019	By: /s/ John J. Manning
	Name:	John J. Manning
	Title:	Vice President, General Counsel and Secretary